NEWS RELEASE

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Norbord Announces US $200 Million Note Issue

TORONTO, ONTARIO (February 9, 2007) -- Norbord Inc. announced today it has arranged a private placement of US $200 million of ten-year notes.

The notes, which are unsecured, bear interest at the rate of 6.45% per annum and mature on February 15, 2017. The notes will be issued by Norbord (Delaware) GP I, which is wholly-owned by Norbord, and will be fully and unconditionally guaranteed by Norbord Inc. Net proceeds will be used to repay Norbord's 8 % debentures due 2008 at or prior to maturity. Pending such use, it is anticipated that Norbord will invest the net proceeds in investment grade fixed income securities and short-term money market securities. Closing is anticipated to occur on February 14, 2007.

The notes will not be and have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") or any state securities laws and may not be offered or sold in the United States, or to, or for the account or benefit of, a U.S. Person except in certain transactions exempt from the registration requirements of the Securities Act.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels and is a publicly traded company listed on the TSX under the symbol NBD.

-end-

Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation. The words "anticipated," "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include general economic conditions and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2006 Management's Discussion and Analysis dated January 31, 2007.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4